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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
EPCOS AG

(Name of Issuer)
Ordinary Shares, No Par Value, Notional Value € 1 per share

(Title of Class of Securities)
Ordinary Shares — Not applicable
American Depositary Shares, Each Representing the Right to Receive one Ordinary Share — 29410P107

(CUSIP Number)
March 24, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Ordinary Shares — Not Applicable American Depositary Shares — 29410P107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SIEMENS AKTIENGESELLSCHAFT I.R.S. Identification No. not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power	0

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			☐

11.	Percent of Class Represented by Amount in Row (9)			0%

12.	Type of Reporting Person (See Instructions)			CO

Item 1.
(a)	Name of Issuer

EPCOS AG

(b)	Address of Issuer’s Principal Executive Offices

St.-Martin-Strasse 53 D-81669 Munich, Germany
Item 2.
(a)	Name of Person Filing

SIEMENS AKTIENGESELLSCHAFT (“Siemens AG”)

(b)	Address of Principal Business Office or, if none, Residence

Wittelsbacherplatz 2 D-80333 Munich, Germany

(c)	Citizenship

Federal Republic of Germany

(d)	Title of Class of Securities

Ordinary Shares, No Par Value, Notional Value € 1 per share (the “Shares”)

(e)	CUSIP Number

Ordinary Shares — Not Applicable American Depositary Shares, each representing the right to receive one Ordinary Share — 29410P107
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
(a)	Amount beneficially owned: 0 Shares

On June 30, 1999, Siemens AG, Matsushita Electronic Components (Europe) GmbH, Matsushita Electronic Components Co., Ltd. and Matsushita Electric Industrial Co., Ltd. entered into a Shareholders’ Agreement relating to the voting, holding and disposition of Shares of EPCOS AG held by the parties (the “Shareholders’ Agreement”). At the time of the filing of the initial Schedule 13G, each of Siemens AG and Matsushita Electronic Components (Europe) GmbH directly owned 8,162,501 Shares of EPCOS AG. As reported in the initial Schedule 13G, the shares owned directly by each of
Siemens AG and Matsushita Electronic Components (Europe) GmbH were subject to the Shareholders’ Agreement, and accordingly the Schedule 13G reported that each of Siemens AG, Matsushita Electronic Components (Europe) GmbH, and the parent companies of Matsushita Electronic Components (Europe) GmbH, Matsushita Electronic Components Co., Ltd. and Matsushita Electric Industrial Co., Ltd., beneficially owned 16,325,002 Shares of EPCOS AG.

The Shareholders’ Agreement has since terminated according to its terms. Upon termination of the Shareholders’ Agreement, Siemens AG had beneficial ownership of the 8,162,501 Shares of EPCOS AG directly owned by it, and did not share beneficial ownership of any Shares with Matsushita Electronic Components (Europe) GmbH, Matsushita Electronic Components Co., Ltd., Matsushita Electric Industrial Co., Ltd. or any other person or entity.

On March 24, 2006, Siemens AG entered into a sale and purchase agreement according to which it agreed to sell the 8,162,501 Shares held by it (the “Transaction”). The Transaction closed on March 29, 2006. As a result of the Transaction, Siemens AG no longer beneficially owns any Shares of EPCOS AG.

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
As described in Item 4 above, Siemens AG sold the 8,162,501 Shares held by it, thus reducing its ownership of the Shares to 0%.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2006 SIEMENS AKTIENGESELLSCHAFT
By:	/s/ Lothar Wilisch
	Name:	Lothar Wilisch
	Title:	Head of Capital Markets

By:	/s/ Dr. Werner Schick
	Name:	Dr. Werner Schick
	Title:	Senior Counsel

EXHIBIT INDEX
Exhibit A	Schedule 13G, as of October 13, 1999, previously filed with the Securities and Exchange Commission on February 29, 2000 in paper format. This exhibit restates the text of the Schedule 13G in accordance with Rule 13d-2(e).

Exhibit A

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

EPCOS AG

(Name of Issuer)
Ordinary Shares, No Par Value, Notional Value € 1 per share

(Title of Class of Securities)
Ordinary Shares — Not applicable
American Depositary Shares, Each Representing the Right to Receive one Ordinary Share — 29410P107

(CUSIP Number)
October 13, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. Ordinary Shares — Not applicable American Depositary Shares — 29410P107

1.	Names of Reporting Persons. Siemens Aktiengesellschaft I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power	0

		6.	Shared Voting Power	16,325,002

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	16,325,002

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			16,325,002

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			Not applicable

11.	Percent of Class Represented by Amount in Row (9)			25.0%

12.	Type of Reporting Person (See Instructions)			CO

CUSIP No. Ordinary Shares — Not applicable American Depositary Shares — 29410P107

1.	Names of Reporting Persons. Matsushita Electronic Components (Europe) GmbH I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power	0

		6.	Shared Voting Power	16,325,002

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	16,325,002

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			16,325,002

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			Not applicable.

11.	Percent of Class Represented by Amount in Row (9)			25.0%

12.	Type of Reporting Person (See Instructions)			OO

CUSIP No. Ordinary Shares — Not applicable American Depositary Shares — 29410P107

1.	Names of Reporting Persons. Matsushita Electronic Components Co., Ltd. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power	0

		6.	Shared Voting Power	16,325,002

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	16,325,002

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			16,325,002

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			Not applicable.

11.	Percent of Class Represented by Amount in Row (9)			25.0%

12.	Type of Reporting Person (See Instructions)			CO

CUSIP No. Ordinary Shares — Not applicable American Depositary Shares — 29410P107

1.	Names of Reporting Persons. Matsushita Electric Industrial Co., Ltd. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power	0

		6.	Shared Voting Power	16,325,002

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	16,325,002

9.	Aggregate Amount Beneficially Owned by Each Reporting Person.			16,325,002

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			Not applicable.

11.	Percent of Class Represented by Amount in Row (9)			25.0%

12.	Type of Reporting Person (See Instructions)			CO

Item 1.

	(a)	Name of Issuer

EPCOS AG.

	(b)	Address of Issuer’s Principal Executive Offices

EPCOS AG St.-Martin-Strasse 53 D-81541 Munich, Federal Republic of Germany

Item 2.

	(a)	Name of Person Filing

Siemens Aktiengesellschaft Matsushita Electronic Components (Europe) GmbH Matsushita Electronic Components Co., Ltd. Matsushita Electric Industrial Co., Ltd.

	(b)	Address of Principal Business Office or, if none, Residence

Siemens Aktiengesellschaft Wittelsbacherplatz 2 D-80333 Munich Federal Republic of Germany

Matsushita Electronic Components (Europe) GmbH Zeppelinstrasse 19 D-21337 Lüneburg Federal Republic of Germany

Matsushita Electronic Components Co., Ltd. 1006 Oaza Kadoma Kadoma Osaka 571-8506 Japan

Matsushita Electric Industrial Co., Ltd. 1006 Oaza Kadoma Kadoma Osaka 571-8501 Japan

	(c)	Citizenship

Siemens Aktiengesellschaft — Federal Republic of Germany
Matsushita Electronic Components (Europe) GmbH — Federal Republic of Germany
Matsushita Electronic Components Co., Ltd. — Japan
Matsushita Electric Industrial Co., Ltd. — Japan

	(d)	Title of Class of Securities

Ordinary Shares, No Par Value, Notional Value € 1 per share

	(e)	CUSIP Number

Ordinary Shares — Not Applicable American Depositary Shares, each representing the right to receive one Ordinary Share — 29410P107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: 16,325,002

(b)	Percent of class: 25.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 16,325,002

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 16,325,002

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Matsushita Electronic Components (Europe) GmbH, the direct owner of 8,162,501 Ordinary Shares of EPCOS AG, is jointly owned by Matsushita Electronic Components Co., Ltd. and Matsushita Electric Industrial Co., Ltd.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See attached Exhibit B.

Item 8.	Identification and Classification of Members of the Group

See attached Exhibit B.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 29, 2000 SIEMENS AKTIENGESELLSCHAFT
/s/ ppa. HARTWIG /s/ ppa. KÖHL
Name:	Hartwig Köhl
Title:	(Prokurist) (Prokurist)

MATSUSHITA ELECTRONIC COMPONENTS (EUROPE) GmbH
/s/ DR. KLAUS MARINUS HOENIG
Name:	Dr. Klaus Marinus Hoenig
Title:	(Proxy)

MATSUSHITA ELECTRONIC COMPONENTS CO., LTD.
/s/ DR. KLAUS MARINUS HOENIG
Name:	Dr. Klaus Marinus Hoenig
Title:	(Proxy)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
/s/ DR. KLAUS MARINUS HOENIG
Name:	Dr. Klaus Marinus Hoenig
Title:	(Proxy)

Exhibit A Index
Exhibit A
—	Joint Filing Agreement

—	Powers of Attorney from each of Matsushita Electronic Components (Europe) GmbH, Matsushita Electronic Components Co., Ltd. and Matsushita Electric Industrial Co., Ltd.
Exhibit B
—	Members of the Group